

NORTH SHORE ADVENTURES LLC

North of Boston's Foremost Adventure Kayak/SUP Tour, and Rental Company.

northshoreadventure.com   Rockport, MA   in   f   ⊙   ⁎

| Consumer Goods | Retail | B2C | Sports | Recreation |

Highlights

1   Listed in NE Explorers Top Destinations and Things To-do in Rockport MA

2   In just the first two years of our new operation we have expanded from 25 to 100+ kayaks and SUPs

3   Since we purchased the operation in 2022 we have increased profitability per customer 2X

4   Featured in North Shore Magazine, Gloucester Daily Times, and CBS show, New England Living in '23/24

5   Since acquiring the business we have doubled our tour offerings in just one year.

6   We have doubled our organized group customers (schools, camps, colleges, corporate) in 1 year

7   Near perfect 5 star reviews across the board, Yelp, Google, and Tripadvisor!

8   Our team is led by a teacher, environmentalist, scientist and enthusiastic adventure entrepreneur

Our Team



Clayton Kern Owner and Lead Adventurer

Leaving the comfortable and crazy world of a school teacher, and fisheries scientist for the world of small business owner and adventure entrepreneur.



Jennifer Kern LLC Partner and Trusted Business Advisor

One stop Adventure shop on Boston's

North Shore





North of Boston's Foremost Kayak and Adventure Outfitter

After teaching and working as a marine scientist for most of my career I decided it was time for a change. The owner of North Shore Kayak (started in 1998) was ready to retire and the business was in dire need of new energy and restructuring after the crush of the Pandemic.

Quick facts about US!

- First kayaking company on Cape Ann originally started in 1998
- In 2022, LLC founded, old inventory acquired, and rebranded as North Shore Adventures
- New website name logo, kayaks, inventory, and offerings 2022-2023
- Doubled profitably per customer after the acquisition in 2022/23
- Expanded operations offering kayak/SUP/Bike tours and rentals throughout Essex County



What we offer and what we do!



That's when I stepped in with a vision; to continue the 24 year old successful kayaking tour/rental company AND expand the mission. We formed a new LLC to focus on our belief that outdoor adventures should not just be for the privileged few who are already adventurous, trained, and have enough money to buy their own gear, but accessible for all. Whether you are a complete novice or do not want to invest thousands of dollars on equipment they may only use a few times a year.

Customer Testimonials

"Clay was a knowledgeable and friendly guide. He was patient with me as I learned the basics of paddling and told us about animals and plant life as we paddled along. We also had time to get out of our boats and explore Choate island. Super nice way to spend an afternoon. Would highly recommend!"
— Emily B.

"Great Business + Great Kayaks! We've been renting kayaks from Clay for two years now and we'll keep coming back. The kayaks and location are awesome, and the staff are super friendly. Highly recommend!"
— Reuben F

"We paddled over to an island with a lighthouse and explored the coast. Guide was a local who was knowledgeable, kind and fun. My son and I both had a great time."

"Incredible paddle boarding. Great staff. Friendly, kind and knowledgeable. Clay and crew were leading a camping group but guided me on a solo experience. Loved every minute."
—M. Parker

"We had a great time on the E-bikes! We were able to cruise along the beach and even stopped for a swim! I suggest renting these bikes they were a blast"

— H. Balshem — Lori H.

In our first two years of operation, we expanded the business beyond Essex County kayaking by adding courses in foraging, wilderness camping, survival courses, overnight survival experiences. Our rental program now includes camping and fishing gear, cruiser bikes and E-bikes.

After spending the majority of revenue from the first two years on equipment, inventory, and rent, we realized it's time to stop paying rent and buy our first property.


Increased revenue 1.5X
Gross Income 5 years pre acquisition Vs. post acquisition
$160,000.00
$140,000.00
$120,000.00
$100,000.00
$80,000.00
$60,000.00
$40,000.00
$20,000.00
$0.00
5 year Average
2022
2023

Our current rented storefront is crammed front to back with 430 Sq. Ft. of adventure footwear, kayaking gear, camping equipment, and survival gear. This was fine in the short-term but to truly reach our full income potential and reach our mission of making outdoor adventures accessible, we need more room.

There is storefront property available that could quadruple our square footage, includes four parking spots and contains a possible living unit on the second. This could provide new sources of revenue by renting

on the second. This could provide new sources of revenue by renting excess retail space, parking spaces, and potentially an overnight vacation rental on the second floor. This would be in addition to the added revenue of having a larger retail space, with more inventory, customer bathrooms, and more secure location in the face of rising sea levels.

Our end goal is to offer tourists and locals easy access to all of the wonderful outdoor activities one can do on Cape Ann, fishing, climbing, hiking, biking, snorkeling, sailing, and of course, kayaking.


5 Year Business Plan
First 2 years
-Learn the business
-Expand operations and territory
-New kayaks +New Inventory
-Hire and train new staff
-Better Marketing+ Outreach
3-4 years
-Acquire Property
-Reduce expenses
-Continue Marketing expansion
-Continue expanding operations and territory
4-5 years
-Streamline operations
-Increase revenue streams
-Expand operational season


Expected Growth Projections
10% YOY
▪ Increased outreach/marketing
▪ More exposure
▪ New kayak tours
▪ Increased merchandise sales
▪ New rental opportunities
2024: $164,277
2025: $180,705
2026: $198,775



* Forward looking projections can not be guaranteed

Payback Projections

Based on Expected Growth Projections
Minimum Raise $50k

	PAYOUT	TARGET	"INTEREST/YEAR"
EARLY BIRD INVESTOR	1.65X	3 YEARS	22%
GENERAL INVESTOR	1.5X	2.75 YEARS	18%

* Forward looking projections can not be guaranteed

Downloads



North Shore Adventure Revenue Share Projections.pdf